November 16, 2005

Ms. Linda van Doorn Senior Assistant Chief Accountant U.S. Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:	Owens Mortgage Investment Fund, a California Limited Partnership
Form 10-K for the fiscal year ended December 31, 2004
Filed March 24, 2005
Forms 10-Q for the quarterly period ended March 31, 2005 and June 30, 2005
File No. 0-17248

Dear Ms. van Doorn:

We are in receipt of your letter dated November 14, 2005 related to Owens Mortgage Investment Fund, a California Limited Partnership (the “Partnership”). The responses contained in this letter are numbered to correspond with the numbered comments of your letter.

1.	In future filings, we will clarify in the notes to the financial statements that the Partnership’s investment in Dation, LLC represents its maximum exposure to loss. We will also disclose the portion of the Partnership’s investment that represents contributions and the portion that represents loans to Dation.

2.	In future filings, we will expand the disclosure related to Dation, LLC to address the size of Dation as required by paragraph 24(b) of FIN 46(R).

Please call me at (925) 280-5393 or Melina Platt, Controller, at (925) 280-5395 if you have any further questions.

Sincerely,

/s/ Bryan H. Draper Bryan H. Draper, Chief Financial Officer Owens Financial Group, Inc., General Partner